AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

AGL Energy Limited
ACN 115 061 375

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

06018417

8 November 2006

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

SUPPL

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2696

Yours faithfully

Paul McWilliams
Group Manager Corporate & External Services
& Company Secretary

Encl.

dlw 11/14

Issues Raised and Reported to the ASX

Period 1 October 2006 – 31 October 2006 (inclusive)

6 October 2006	Chairman Presentation AGL Scheme Meeting
6 October 2006	Chairman AGL Scheme Meeting Speech
6 October 2006	Takes Further Steps on Sustainability
6 October 2006	Chairman & MD Presentation Session
6 October 2006	Chairman Speech Information Session
6 October 2006	Results of Scheme Meeting
6 October 2006	Shareholders approve AGL Scheme
9 October 2006	Federal Court Approves AGL Scheme
9 October 2006	AGL Scheme – Revision to Merger Ratio
10 October 2006	ASX Statement re Scheme of Arrangement
11 October 2006	AGL Scheme Court Order Lodged with ASIC
24 October 2006	Notice of Status of Bid Conditions
26 October 2006	Removal from official List

ASX

AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 NOV 14 P 1:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/10/2006

TIME: 12:33:23

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Removal from Official List

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

24 October 2006

Johnathon Matthews
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Johnathon

The Australian Gas Light Company ACN 052 167 405 (AGL) – Application for Removal from the Official List of ASX

We refer to our previous correspondence in relation to the schemes of arrangement between Alinta Limited ACN 087 857 001 (**Alinta**) and holders of Alinta's ordinary shares and AGL and holders of AGL's ordinary shares (together, the **Schemes**).

As a result of the Schemes becoming effective on 11 October 2006 (**Effective Date**), Alinta and AGL intend to proceed to implement the Schemes on 25 October 2006 (**Implementation Date**). As you will know, on the Implementation Date:

- Alinta's ordinary shares (**Alinta Shares**, ASX code "ALN") will be transferred to Numar Pty Ltd, a wholly owned subsidiary of Alinta Mergeco Limited (to be renamed "Alinta Limited") (**New Alinta**);
- AGL ordinary shares (**AGL Shares**), except for those AGL Shares held by Alinta Group Holdings Pty Ltd (a wholly owned subsidiary of Alinta) (**Alinta GH**) will be transferred to Numar Pty Ltd, a wholly owned subsidiary of New Alinta;
- New Alinta ordinary shares (ASX Code "AAN") will be issued to holders of Alinta Shares; and
- New Alinta ordinary shares and AGL Energy ordinary shares (ASX Code "AGK") will be issued to holders of AGL Shares (but not to Alinta GH).

1 Application for removal from Official List on 26 October 2006

Provided that the Schemes are implemented on 25 October 2006, we request that AGL be removed from the Official List of the Australian Stock Exchange (**ASX**) after the implementation of the Schemes **at the close of trading on 26 October 2006 (but not earlier than this time)** in accordance with listing rule 17.11 of the ASX Listing Rules. We will separately confirm to you that the implementation of the Schemes has occurred. Please do not proceed with the removal until we give you this confirmation.

We understand that in order for ASX to remove AGL from the Official List on 26 October 2006, AGL and New Alinta must ensure that despatch of holding statements for New Alinta ordinary shares and AGL Energy ordinary shares occurs on 25 October 2006.

2 Application for refund of fees

On the basis that AGL is removed from the Official list on 26 October 2006 (and therefore before the end of the first half of the year for which the annual fee is payable), we request that ASX refund to AGL Energy Limited of 72 Christie Street, St Leonards NSW 2065 (attention Paul McWilliams, Company Secretary), half of the annual listing fees paid by AGL for the year ending 30 June 2007 in accordance with listing rule 16.6 of the ASX Listing Rules.

Please do not hesitate to contact Martin Thorpe of Gilbert + Tobin, if you have any queries. Martin's contact number is 9263 4183.

Yours faithfully
The Australian Gas Light Company

Paul McWilliams
Company Secretary

Paul Anthony
Director

ASX
AUSTRALIAN STOCK EXCHANGE

26 October 2006

Australian Stock Exchange Limited
ABN 98008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

Mr Paul McWilliams
Company Secretary
AUSTRALIAN GAS LIGHT COMPANY (THE)
Locked Bag 1837
ST LEONARDS NSW 2065

Dear Mr McWilliams

Please be advised of the following:

<u>Removal From The Official List</u>

Name:-	AUSTRALIAN GAS LIGHT COMPANY (THE)
ASX Code:-	AGL
Home Branch:-	Sydney

As from the close of trading on Thursday 26 October 2006, the abovementioned company will be removed from the Official List pursuant to Listing Rule 17.11.

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, David Tu on (02) 9227 0064 or Nicholas Tham on (02) 9227 0078.

Any other queries should be directed to your ASX Issuers Adviser, Johnathon Matthews on (02) 9227 0656.

Yours sincerely

Karen Webb
<u>Information Services</u>

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 NOV 14 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/10/2006

TIME: 12:12:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGK: Notice of Status of Bid Conditions

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

24 October 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The Australian Gas Light Company – Off-market Takeover Bid for Alinta Limited

The Australian Gas Light Company (**AGL**) encloses a copy of the notice it has today given to Alinta Limited (**Alinta**) pursuant to subsection 630(3) of the Corporations Act advising as to the status of conditions in relation to AGL's off-market bid for Alinta dated 11 May 2006.

It is noted that pursuant to the Scheme of Arrangement between Alinta and its shareholders which became effective on 11 October 2006, all of the issued ordinary shares in Alinta will be transferred to Numar Pty Limited (ACN 118 926 131). Numar Pty Limited is a wholly owned subsidiary of Alinta Mergeco Limited (ACN 119 985 190).

Yours faithfully

Paul McWilliams
Company Secretary

AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

To: Alinta Limited ABN 40 087 857 001 (**Alinta**)
Level 7
1 William Street
Perth WA 6000

Corporations Act 2001 (Cth)
Subsection 630(3) – Notice of Status of Defeating Conditions

The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) gives notice pursuant to subsection 630(3) of the Corporations Act 2001 (Cth) and section 9.8(d) of its off-market takeover offers to acquire all the fully paid ordinary shares in Alinta Limited dated 11 May 2006 (**Offers**) that as at the date this Notice is given:

(a) the Offers are not free from all defeating conditions;

(b) so far as AGL knows:

  (i) the defeating condition contained in Section 9.8(a)(ii) of its Offers has been fulfilled; and

  (ii) none of the other defeating conditions contained in Section 9.8 of its Offers have been fulfilled;

(c) AGL is not the registered holder of any Alinta ordinary shares. It is noted that pursuant to the Scheme of Arrangement between Alinta and its shareholders which became effective on 11 October 2006, all of the issued ordinary shares in Alinta will be transferred to Numar Pty Limited (ACN 118 926 131). Numar Pty Limited is a wholly owned subsidiary of Alinta Mergeco Limited (ACN 119 985 190).

Dated: 24 October 2006

....
Paul McWilliams
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/10/2006

TIME: 12:33:23

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Removal from Official List

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX

AUSTRALIAN STOCK EXCHANGE

RECEIVED

2006 NOV 14 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/10/2006

TIME: 11:27:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Scheme Court Order Lodged with ASIC

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 11, 2006

AGL has today lodged the order of the Federal Court approving the AGL Scheme of Arrangement with ASIC. The Court order approving the Alinta Scheme of Arrangement has also been lodged with ASIC. As a result the AGL Scheme of Arrangement and the Alinta Scheme of Arrangement have become legally effective.

The transaction will be implemented on 25 October 2006 in accordance with the published timetable.

A copy of the Court order approving the AGL Scheme of Arrangement is attached with this announcement.

Paul McWilliams
AGL Company Secretary

GILBERT + TOBIN

LAWYERS

Scheme of Arrangement

The Australian Gas Light Company

The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company

Gilbert + Tobin

2 Park Street
Sydney NSW 2000
Australia

GPO Box 3810
Sydney NSW 2001

T +61 2 9263 4000
F +61 2 9263 4111

DX 10348 SSE

www.gtlaw.com.au

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

IN THE FEDERAL COURT OF AUSTRALIA
NEW SOUTH WALES DISTRICT REGISTRY

No. NSD1568 of 2006

IN THE MATTER OF **THE AUSTRALIAN GAS LIGHT COMPANY (ABN 95 052 167 405)**

Plaintiff

ORDER
(Order 36)

Judge: Emmett J

Date of Order: 9 October 2006

Where made: Sydney

The Court orders that:

1. Pursuant to section 411(4)(b) of the Corporations Act 2001 the scheme of arrangement between The Australian Gas Light Company (ABN 95 052 167 405) (**AGL**) and the holders of AGL shares, in the form annexed hereto, be approved.

2. Pursuant to section 411(12) of the Corporations Act 2001 that AGL be exempted from compliance with section 411(11) of the Corporations Act 2001.

3. These orders be entered forthwith.

DATED: 9 October 2006

.... Deputy District Registrar

GILBERT & TOBIN
Lawyers
2 Park Street
Sydney NSW 2000

Tel (02) 9263 4000
Fax (02) 9263 4111
DX 10348 SSE
Ref CAP:CLF:251714

Contents

Page

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

Date:

Parties

1 **The Australian Gas Light Company ACN 052 167 405** of 72 Christie Street, St Leonards, NSW, 2065 **(AGL)**

2 **The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company**

Recitals

A AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B AGL has 455,910,464 AGL Shares on issue.

C Alinta Group holds the Excluded AGL Shares and will continue to hold those shares as at the Effective Date.

D AGL Energy is a company incorporated in the State of New South Wales. It is a wholly owned subsidiary of AGL.

E New Alinta Co and New Alinta Co Sub, a wholly owned subsidiary of New Alinta Co, are companies incorporated in the State of Victoria.

F AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement and the Transaction Implementation Deed pursuant to which, among other things, AGL has agreed to propose and subject to the satisfaction of certain conditions implement this Scheme and Alinta has agreed to propose and subject to the satisfaction of certain conditions implement the Alinta Scheme. New Alinta Co Sub is a party to the Transaction Implementation Deed.

G If this Scheme becomes effective, then:

(a) the Scheme Shares will be transferred to New Alinta Co Sub;

(b) New Alinta Co will provide the Scheme Consideration to the Scheme Participants;

(c) New Alinta Co will undertake the Buy Back of all New Alinta Co Converting Shares; and

(d) AGL Energy will allot and issue AGL Energy Shares to the Scheme Participants (or to the Nominee in respect of Scheme Participants who are Ineligible Overseas AGL Shareholders) by way of consideration for the Buy Back of the New Alinta Co Converting Shares,

each step to be taken in accordance with the provisions of this Scheme.

H AGL Energy has entered into the AGL Energy Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under

this Scheme, the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

I New Alinta Co has entered into the New Alinta Co Deed Poll for the purpose of covenanting in favour of the Scheme Participants and the Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme (as the case may be), the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

J AGL has procured or proposes to procure that the Nominee covenants in favour of Scheme Participants and Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme in accordance with the Nominee Deed Poll.

The parties agree

1 Definitions and interpretation

1.1 Definitions

In this Scheme, unless the contrary intention appears or the context requires otherwise:

AGL Board means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Directors means the directors of AGL as at the date of the Booklet.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Energy Deed Poll means the deed poll dated 28 August 2006 executed by AGL Energy in favour of the Scheme Participants (subject to any amendments permitted by its terms).

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Shareholder means a person who is registered in the AGL Share Register as the holder of AGL Shares.

Alinta means Alinta Limited ACN 087 857 001.

Alinta Group means Alinta and its Subsidiaries.

Alinta Scheme means the scheme of arrangement between Alinta and its shareholders made under section 411 of the Corporations Act 2001 (Cth) dated on or about the date of this Scheme, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Alinta Scheme Consideration means "Scheme Consideration", as that term is defined in the Alinta Scheme.

Alinta Scheme Participant means "Scheme Participant", as that term is defined in the Alinta Scheme.

Alinta Scheme Shares means "Scheme Shares", as that term is defined in the Alinta Scheme.

Alinta Share Register means the register of Alinta shareholders maintained under section 169 of the Corporations Act.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASX means the Australian Stock Exchange Limited ABN 98 008 624 691.

Booklet means the booklet dated 29 August 2006 approved by the Court under section 411(1) of the Corporations Act for distribution to AGL Shareholders explaining the Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Scheme.

Business Day means a business day as defined in the Listing Rules.

Buy Back means the buy back, in accordance with clause 3.2, of all the New Alinta Co Converting Shares in consideration for the issue of AGL Energy Shares.

Buy Back Agreement means the agreement of that name between New Alinta Co, AGL Energy and the holders of New Alinta Co Converting Shares to be entered into under and in accordance with the constitution of New Alinta Co.

Buy Back Participant means the New Alinta Co Converting Shareholders on the Buy Back Record Date.

Buy Back Record Date means the time on the Implementation Date immediately after the New Alinta Co Converting Share Register has been updated under clause 3.6(b) to record the information about the holders of those shares following the issue of the New Alinta Co Converting Shares in accordance with this Scheme.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Scheme, that earlier date.

Excluded AGL Shares means 78,904,997 AGL Shares out of the 90,904,997 AGL Shares which, at 22 June 2006, were registered in the name of, and beneficially owned by Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited).

GST has the same meaning as GST in the GST Act.

GST Act means A New Tax System (Goods & Services Tax) Act 1999 (Cth).

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES

Implementation Date means 10 Business Days after the Effective Date and the effective date of the Alinta Scheme (which will be the same day) or such other date as agreed by AGL and Alinta.

Ineligible Overseas AGL Shareholder means a Scheme Participant whose Registered Address is in any jurisdiction other than:

(a) Australia and its external territories;

(b) New Zealand;

(c) the United States of America;

(d) Hong Kong;

(e) Japan;

(f) Singapore; or

(g) the United Kingdom;

(Overseas AGL Shareholder), other than an Overseas AGL Shareholder in respect of whom New Alinta Co and AGL Energy are satisfied that the laws of the Overseas AGL Shareholder's country of residence (as shown in the AGL Share Register) would permit the issue of the Scheme Consideration and AGL Energy Shares to the Overseas AGL Shareholder, either unconditionally or after compliance with conditions which New Alinta Co and AGL Energy in their sole discretion regard as acceptable and not unduly onerous.

Listing Rules means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

Merger Implementation Agreement means the agreement dated 22 June 2006 between AGL, AGL Energy, Alinta and New Alinta Co to carry into effect the Scheme.

Net Merger Value means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

New Alinta Co means Alinta Mergeco Limited ACN 119 985 590.

New Alinta Co Converting Share means a fully paid converting share in the capital of New Alinta Co.

New Alinta Co Converting Share Register means the register of New Alinta Co Converting Shareholders maintained under section 169 of the Corporations Act.

New Alinta Co Converting Shareholder means a person who is registered in the New Alinta Co Converting Share Register as the holder of New Alinta Co Converting Shares.

New Alinta Co Deed Poll means the deed poll dated 28 August 2006 executed by New Alinta Co in favour of the Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

New Alinta Co Ordinary Share means a fully paid ordinary share in the capital of New Alinta Co.

New Alinta Co Ordinary Share Register means the register of the holders of New Alinta Co Ordinary Shares maintained under section 169 of the Corporations Act.

New Alinta Co Sub means Numar Pty Limited ACN 118 926 131.

Nominee has the meaning given to that term in clause 3.5(b).

Nominee Deed Poll means the deed poll which AGL has procured or proposes to procure the Nominee to enter into in favour of Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

Official List means the official list of the ASX.

Record Date means 7:00pm on the fifth Business Day after the Effective Date, or such other date as may be agreed by AGL and Alinta.

Registered Address means, in relation to a Scheme Participant, the address of that Scheme Participant shown in the AGL Share Register on the Record Date.

Scheme means the scheme of arrangement between AGL and AGL Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Consideration means, in respect of each AGL Share:

(a) the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date; and

(b) one New Alinta Co Converting Share,

each to be allotted and issued subject to, and as provided for by, this Scheme.

Scheme Meetings means the meetings of AGL Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the Scheme being:

(a) a meeting of the holders of AGL Shares other than the holders of the Excluded AGL Shares; and

(b) a meeting of the holders of the Excluded AGL Shares.

Scheme Participant means a person registered on the AGL Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.

Scheme Share means all AGL Shares on issue at the Record Date other than the Excluded AGL Shares.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2, Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Transaction Implementation Deed means the deed dated 22 June 2006 between AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Co Sub.

1.2 Interpretation

In this Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2 Conditions

2.1 Conditions precedent to the Scheme

This Scheme is conditional upon the satisfaction of each of the following conditions precedent:

(a) each condition precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), is satisfied or, subject to the terms of the Merger Implementation Agreement, waived or taken to have been waived;

(b) Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Second Court Date; and

(c) the Effective Date for this Scheme occurs on the same date as the date on which an office copy of the Court order approving the Alinta Scheme, under section 411(4)(b) of the Corporations Act, is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Alinta Scheme, that earlier date.

2.2 Certificate in relation to conditions

AGL must provide to the Court on the Second Court Date a certificate which is authorised by the AGL Board and signed by at least one AGL Director (or such other evidence as the Court may request) confirming whether or not the conditions precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), have been satisfied or, subject to the terms of that agreement, waived or taken to be waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Effective Date

This Scheme takes effect on the Effective Date.

2.4 End Date

This Scheme lapses and has no further force or effect if the Effective Date is not on or before 31 December 2006 (or such later date agreed by AGL and Alinta in writing and, if required, approved by the Court).

3 Scheme

3.1 The Scheme

(a) The Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date, will, without the need for any further act by any Scheme Participant (other than acts performed by AGL or its directors as attorney or agent for Scheme Participants under clauses 3.3 and 5.1), be transferred to New Alinta Co Sub on the Implementation Date (but only after the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme) and the transfer will be deemed to be effective immediately after the time on the Implementation Date that the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme.

(b) Each Scheme Participant shall, subject to the terms of the Scheme, for each Scheme Share held by that Scheme Participant be issued with the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date.

(c) Each Scheme Participant shall, subject to the terms of the Scheme, be issued with one New Alinta Co Converting Share for each Scheme Share held by that Scheme Participant.

(d) New Alinta Co will not issue fractional New Alinta Co Ordinary Shares under the Scheme. If a Scheme Participant becomes entitled to a fraction of a New Alinta Co Ordinary Share then the number of New Alinta Co Ordinary Shares to be issued to that Scheme Participant will, subject to paragraph (e), be rounded up or down to the nearest whole number of New Alinta Co Ordinary Shares, with fractions of 0.5 rounded up to the nearest whole number of New Alinta Co Ordinary Shares.

(e) If either AGL or Alinta reasonably believes that an AGL Shareholder has manipulated its holding of AGL Shares to take advantage of the rounding up (for example by splitting one holding of AGL Shares into a number of holdings of AGL Shares) then all fractional entitlements of that AGL Shareholder will be aggregated and rounded down, in all cases, to the nearest whole number of New Alinta Co Ordinary Shares.

3.2 Buy Back of New Alinta Co Converting Shares

(a) On the Implementation Date, after AGL has registered New Alinta Co Sub as the holder of the Scheme Shares in the AGL Register under clause 3.6(c), New Alinta Co will Buy Back all the New Alinta Co Converting Shares that are held by the New Alinta Co Converting Shareholders on the Buy Back Record Date.

(b) AGL Energy must issue to each Buy Back Participant one AGL Energy Share for each New Alinta Co Converting Share that is bought back from a Buy Back Participant under the Buy Back.

3.3 Transfer of Scheme Shares

For the purpose of transferring the Scheme Shares to New Alinta Co Sub in accordance with clause 3.1(a), each Scheme Participant irrevocably appoints AGL and each AGL Director severally as its true and lawful attorney, with effect from the Effective Date with power:

(a) in the case of Scheme Shares in a CHESS Holding:

(i) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to New Alinta Co Sub the Scheme Shares held by the Scheme Participant from the CHESS sub-register of AGL to the issuer sponsored sub-register operated by AGL notwithstanding that, at the time of such transfer, the Scheme Consideration which is due under this Scheme has not been provided to the Scheme Participants; or

(ii) to complete and sign on behalf of Scheme Participants any required form of transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares);

(b) in the case of Scheme Shares that are registered in the issuer sponsored sub-register operated by the AGL Share Registry, to complete and sign on behalf of Scheme Participants any required form for the transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares); and

(c) in the case of all Scheme Shares, to exercise all powers and rights which the Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of AGL (which meeting the Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of AGL

and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of New Alinta Co Sub as the intended registered holder of those shares.

3.4 Issue of Scheme Consideration

New Alinta Co must allot and issue the Scheme Consideration to the Scheme Participants in accordance with, but subject to the terms of, this Scheme on the Implementation Date.

3.5 Ineligible Overseas AGL Shareholders

(a) The right to receive Scheme Consideration in accordance with clause 3.1 will not be available to an Ineligible Overseas AGL Shareholder.

(b) The Scheme Consideration that would, but for clause 3.5(a), have been issued to an Ineligible Overseas AGL Shareholder will instead be issued to a person nominated by AGL and Alinta **(Nominee)** and the following provisions of this clause 3.5 shall apply.

(c) Where the Nominee is issued with New Alinta Co Ordinary Shares under paragraph (b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such New Alinta Co Ordinary Shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt, such a sale may be made during the period when the New Alinta Co Ordinary Shares are being quoted for trading on ASX on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such New Alinta Co Ordinary Shares, to remit the proceeds of such sale of all such New Alinta Co Ordinary Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(d) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(c)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such New Alinta Co Ordinary Shares as is equal to the proportion that the number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(e) Where AGL Energy Shares are issued to the Nominee by way of consideration for the Buy Back of New Alinta Co Converting Shares that are issued to the Nominee under clause 3.5(b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt, such a sale may be made

during the period when the AGL Energy Shares are being quoted for trading on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such AGL Energy Shares, to remit the proceeds of such sale of all such AGL Energy Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(f) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(e)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such AGL Energy Shares as is equal to the proportion that the number of the New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(g) Each Ineligible Overseas AGL Shareholder appoints AGL as its agent to receive on its behalf any financial services guide or other notices which may be given by the Nominee to Ineligible Overseas AGL Shareholders.

3.6 Registration and Holding Statements

(a) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Ordinary Shares to which they become entitled under this Scheme on either an uncertificated issuer sponsored sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co or on an uncertificated CHESS sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co, as determined by New Alinta Co in its absolute discretion, such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(b) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Converting Shares, to which they become entitled under this Scheme on the New Alinta Co Converting Share Register such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(c) On the Implementation Date, immediately after Alinta has in accordance with clause 3.5(b) of the Alinta Scheme registered New Alinta Co Sub as the holder of the Alinta Scheme Shares in the Alinta Share Register, New Alinta Co Sub must (as transferee) execute the share transfer forms (or master share transfer form) referred to in clauses 3.3(a) and 3.3(b) and must deliver that executed form or those executed forms to AGL for registration, and AGL must then immediately register New Alinta Co Sub as the holder of the Scheme Shares in the AGL Share Register.

(d) AGL Energy must register, or cause to be registered, the Buy Back Participants as the holders of the AGL Energy Shares to which they become entitled under the Buy Back on either an uncertificated issuer sponsored sub-register of AGL Energy Shares operated by AGL Energy or on an uncertificated CHESS sub-register of AGL Energy Shares operated by AGL Energy, as determined by AGL Energy in its absolute discretion, such registration to occur within [illegible] Business Days after the Buy Back Record Date.

(e) On, or as soon as practicable after, the Implementation Date, New Alinta Co must forward holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares to the Scheme Participants, including to the Nominee in respect of the Ineligible Overseas AGL Shareholders, who become entitled to those securities under this Scheme.

(f) No share certificates or holding statements are to be sent to the Scheme Participants, including the Nominee in respect of the Ineligible Overseas AGL Shareholders, for the New Alinta Co Converting Shares that are to be issued to them under the Scheme.

(g) Within 5 Business Days after the Buy Back Record Date, AGL must cause AGL Energy to forward holding statements or notices confirming the issue and allotment of the AGL Energy Shares to the Buy Back Participants who become entitled to those securities under the Buy Back.

(h) Holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares and AGL Energy Shares are to be sent respectively to the Scheme Participants (other than Ineligible Overseas AGL Shareholders) or to the Nominee (in respect of the Ineligible Overseas AGL Shareholders) as the case may be and to the Buy Back Participants by prepaid post to their Registered Address and in the case of Scheme Participants and Buy Back Participants that are joint holders of AGL Shares such holding statements or notices must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date.

(i) Each Scheme Participant agrees for all purposes to becoming a member of New Alinta Co without the need for further act on its part and each of them agrees to be bound by the Constitution of New Alinta Co.

(j) Each Buy Back Participant agrees for all purposes to becoming a member of AGL Energy without the need for further act on its part and each of them agrees to be bound by the Constitution of AGL Energy.

4 Dealings in AGL Shares

4.1 Dealings in AGL Shares by Scheme Participants

For the purposes of establishing who is a Scheme Participant, dealings in AGL Shares will be recognised by AGL provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the Record Date; or

(b) in all other cases, registrable transfer or transmission applications in respect of those dealings are received at the place where the AGL Share Register is kept on or before the Record Date,

and AGL will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transfer or transmission application in respect of AGL Shares received after the Record Date.

4.2 AGL Share Register

For the purpose of determining entitlements to participate in this Scheme, AGL must maintain the AGL Share Register in accordance with the provisions of this clause 4 and

the AGL Share Register in this form and the terms of this Scheme solely determine the entitlements to the Scheme Consideration.

4.3 Registration of holdings

AGL must register any registrable transfer or transmission applications received in accordance with clause 4.1(b) on or before the Record Date.

4.4 Holding statements no effect from Record Date

From the Record Date, all holding statements for Scheme Shares as at the Record Date will cease to have effect as documents of title, and each entry on the AGL Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Participants to the Scheme Consideration.

4.5 AGL to provide contact information for Scheme Participants

As soon as practicable after the Record Date and in any event at least 3 Business Days before the Implementation Date, AGL will give to New Alinta Co or procure that New Alinta Co be given details of the name, Registered Address and the number of AGL Shares held by each Scheme Participant, as shown in the AGL Share Register at the Record Date, in whatever form New Alinta Co reasonably requires.

4.6 Excluded AGL Shares

Alinta must ensure that Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Record Date.

5 General provisions

5.1 Appointment of agent and attorney

Each Scheme Participant without the need for any further act on their part, irrevocably appoints AGL and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Scheme;

(b) enforcing the New Alinta Co Deed Poll against New Alinta Co;

(c) enforcing the AGL Energy Deed Poll against AGL Energy;

(d) enforcing the Nominee Deed Poll against Nominee; and

(e) approving the Buy Back, including voting at any meeting of New Alinta Co convened for that purpose, consenting to that meeting being held on short notice and executing any documents necessary or desirable to give effect to the Buy Back of the New Alinta Co Converting Shares issued to them under the Scheme and undertakes not to otherwise attend or vote in person or by proxy or other representative at such meeting,

and AGL accepts such appointment. AGL, as agent of each Scheme Participant, may sub-delegate its functions under this clause 5.1 to all or any of its directors and secretaries (jointly or severally).

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

5.2 Enforcement of Deeds Poll

AGL undertakes in favour of each Scheme Participant that it will enforce the New Alinta Co Deed Poll against New Alinta Co, the AGL Energy Deed Poll against AGL Energy and the Nominee Deed Poll against the Nominee in each case on behalf of and as agent and attorney for the Scheme Participants.

5.3 Free of encumbrances

Each Scheme Participant is deemed to have warranted to New Alinta Co Sub and New Alinta Co that all their Scheme Shares (including any rights attaching to those shares) that are transferred to New Alinta Co Sub under this Scheme are, at the date of transfer, fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to those shares.

5.4 Instructions to AGL

All binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas AGL Shareholder) and AGL relating to Scheme Shares or a Scheme Participant's status as an AGL Shareholder (including, without limitation, any instructions relating to communications from AGL and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, New Alinta Co and AGL Energy in respect of respectively the New Alinta Co Ordinary Shares, the New Alinta Co Converting Shares and the AGL Energy Shares that are issued to the Scheme Participants under the Scheme or Buy Back until those instructions or notifications are, in each case, revoked or amended in writing addressed to, as applicable, New Alinta Co or AGL Energy (at its registered address from time to time).

5.5 Scheme Participants' consent

Each Scheme Participant:

(a) consents to AGL doing all things necessary and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme and AGL, as agent of each Scheme Participant may sub-delegate its functions under this clause 5.5(a) to any of its directors and officers, jointly and severally;

(b) acknowledges that the Scheme binds AGL and all of the AGL Shareholders from time to time (including those who do not attend the Scheme Meetings, do not vote at that meeting or vote against the Scheme); and

(c) agrees to the transfer of their AGL Shares, together with all rights and entitlements attaching to those AGL Shares as at the Implementation Date, to New Alinta Co Sub, in accordance with the Scheme.

5.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, AGL may, by its counsel or solicitors, and with the consent of New Alinta Co and AGL Energy, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

5.7 Dealings in New Alinta Co Converting Shares

Except for or in connection with the Buy Back Agreement that is entered into in respect of the New Alinta Co Converting Shares that are issued under the Scheme, AGL will procure that, prior to completion of the Buy Back, New Alinta Co does not accept for registration or recognise any dealings in respect of New Alinta Co Converting Shares (or any interest in such shares) and no such dealings are permitted.

6 General

6.1 Inconsistencies

To the extent of inconsistency between this Scheme and the AGL Constitution, this Scheme overrides the AGL Constitution and binds AGL and all AGL Shareholders.

6.2 Further assurance

AGL will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Scheme and will, on behalf of Scheme Participants, procure New Alinta Co and AGL Energy to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to New Alinta Co and AGL Energy under this Scheme and the Buy Back.

6.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme or the Buy Back Agreement will be paid as provided for in clauses 33.2 and 33.3 of the Merger Implementation Agreement. For the avoidance of doubt, the Scheme Participants do not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Scheme or any document referred to in this Scheme or the Buy Back Agreement.

6.4 GST

AGL must pay to the Scheme Participants an amount equal to any GST for which the Scheme Participants are liable on any supply by the Scheme Participants under or in connection with the Scheme, without deduction or set off of any other amount.

6.5 Governing law

This Scheme is governed by the laws of the State of New South Wales, Australia.

6.6 Official quotation of AGL Energy Shares

AGL will procure that, on or before the date that the Booklet is despatched to AGL Shareholders, AGL Energy applies to ASX for admission of AGL Energy to the official list of ASX and for AGL Energy Shares to be quoted on ASX (initially on a deferred settlement basis), in each case conditional upon the Court approving this Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act.

6.7 Notices

Any notice or other communication to AGL in respect of this Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: 72 Christie Street, St Leonards NSW 2065

Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL in accordance with clause 6.7(a); and

(d) will be regarded as received by AGL:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL as provided in clause 6.7(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

6.8 Lodgement of Court Order with ASIC

AGL must lodge with ASIC an office copy of the Court order that approves this Scheme under section 411(4)(b) of the Corporations Act by 5.00pm on the second Business Day after the day on which the Court approves this Scheme.

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 NOV 14 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/10/2006

TIME: 09:44:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement re Scheme of Arrangement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 10, 2006

AGL intends to lodge the Order of the Federal Court approving the AGL Scheme of Arrangement with ASIC tomorrow, 11 October 2006.

When the Court orders approving the AGL Scheme of Arrangement and the Alinta Scheme of Arrangement have been lodged with ASIC on 11 October 2006 the two Schemes of Arrangement will be legally effective.

The transaction will be implemented on 25 October 2006 in accordance with the published timetable.

Paul McWilliams
AGL Company Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/10/2006

TIME: 16:43:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Scheme - Revision to Merger Ratio

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 9, 2006

AGL Scheme – Revision to Merger Ratio

Information received from APT subsequent to AGL's earlier ASX Statement has amended the number of units issued to AGL in September 2006 under APT's dividend reinvestment plan.

Consequently, the number of new Alinta Shares AGL Scheme Participants will receive for each AGL Share held by them on the AGL Scheme Record Date has changed from 0.5783 to 0.5775.

An amended ASX Statement is attached.

Paul McWilliams
AGL Company Secretary

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 9, 2006

Federal Court Approves AGL Scheme

The Federal Court of Australia has today approved The Australian Gas Light Company (AGL) and Alinta Limited Scheme of Arrangements required to implement the Recommended Proposal which was approved by AGL and Alinta Shareholders on Friday October 6, 2006.

AGL anticipates the AGL Scheme, which will see AGL's infrastructure assets merged with Alinta and the subsequent separation of AGL Energy, will become legally effective on October 11, 2006.

AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) will be entitled to receive 0.5775[1] new Alinta Shares (rounded to four decimal places) and one AGL Energy Share for each AGL Share held by them on the AGL Scheme Record Date (7pm on October 18, 2006).

Transaction confirmation statements in relation to these entitlements will be dispatched to Shareholders on the Transaction Implementation Date, which is October 25, 2006.

AGL Energy Shares and new Alinta Shares are expected to commence trading on the Australian Stock Exchange on a deferred settlement basis on October 12, 2006 until October 25, 2006, and on an ordinary basis from October 26, 2006.

If AGL Shareholders have any queries about their entitlements or any other matters they should call the AGL Shareholder Information Line on 1800 824 522 or +61 2 8280 7012 (international) between 8.30am and 5.30pm (Sydney time) Monday to Friday.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] The number of shares in new Alinta that an AGL Scheme participant will be entitled to will be rounded up or down to the nearest whole share. Fractions of 0.5 or above will be rounded up. This includes an upwards adjustment to reflect AGL's decision to reinvest entitlements to APT's September 2006 distribution in APT units under the APT distribution reinvestment plan.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/10/2006

TIME: 12:24:24

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Federal Court Approves AGL Scheme

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Fax: +61 2 9921 2552
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 9, 2006

Federal Court Approves AGL Scheme

The Federal Court of Australia has today approved The Australian Gas Light Company (AGL) and Alinta Limited Scheme of Arrangements required to implement the Recommended Proposal which was approved by AGL and Alinta Shareholders on Friday October 6, 2006.

AGL anticipates the AGL Scheme, which will see AGL's infrastructure assets merged with Alinta and the subsequent separation of AGL Energy, will become legally effective on October 11, 2006.

AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) will be entitled to receive 0.5783[1] new Alinta Shares (rounded to four decimal places) and one AGL Energy Share for each AGL Share held by them on the AGL Scheme Record Date (7pm on October 18, 2006).

Transaction confirmation statements in relation to these entitlements will be dispatched to Shareholders on the Transaction Implementation Date, which is October 25, 2006.

AGL Energy Shares and new Alinta Shares are expected to commence trading on the Australian Stock Exchange on a deferred settlement basis on October 12, 2006 until October 25, 2006, and on an ordinary basis from October 26, 2006.

If AGL Shareholders have any queries about their entitlements or any other matters they should call the AGL Shareholder Information Line on 1800 824 522 or +61 2 8280 7012 (international) between 8.30am and 5.30pm (Sydney time) Monday to Friday.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] The number of shares in new Alinta that an AGL Scheme participant will be entitled to will be rounded up or down to the nearest whole share. Fractions of 0.5 or above will be rounded up. This includes an upwards adjustment to reflect AGL's decision to reinvest entitlements to APT's September 2006 distribution in APT units under the APT distribution reinvestment plan.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2006

TIME: 14:07:16

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Scheme Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Fax: +61 2 9921 2552
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 6, 2006

RESULTS OF THE AUSTRALIAN GAS LIGHT COMPANY (AGL) SCHEME MEETINGS

The following information regarding the results of the resolutions considered at the AGL Scheme Meeting and the Excluded AGL Shareholder Meeting to approve the proposed AGL Scheme of Arrangement is provided in accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act 2001 (Cth).

The meeting held today was pursuant to the Notices of Meetings dated 21 September 2006 (included with the Supplementary Scheme Booklet dated 21 September 2006) and orders of the Federal Court of Australia.

1. AGL Scheme Meeting

Resolution 1:

The resolution was carried on a poll with 98.04% of shareholders present and voting at the AGL Scheme Meeting (in person or by proxy) voting for the resolution – being greater than the requirement for a majority in number (more than 50%) and with 99.22% of the total number of votes cast on the resolution at the AGL Scheme Meeting (in person or by proxy) by shareholders entitled to vote on the resolution voting for the resolution, being greater than the requirement for at least 75%.

The detailed result of the poll was:

Votes	
For	152,070,229
Against	1,193,627
Total votes cast	153,263,856
Percentage in favour	99.22%

Members	
For	30,961
Against	619
Total members	31,580
Percentage in favour	98.04%

Details of the proxy votes exercisable by all proxies validly appointed are as follows:

Votes	
For	134,114,594
Against	1,164,132
Proxy's discretion	15,514,275
Total proxy votes	150,793,001
Abstain	332,306

Resolution 2:

The resolution was carried on a poll with 98.08% of shareholders present and voting at the AGL Scheme Meeting (in person or by proxy) voting for the resolution – being greater than the requirement for a majority in number (more than 50%) and with 99.11% of the total number of votes cast on the resolution at the AGL Scheme Meeting (in person or by proxy) by shareholders entitled to vote on the resolution voting for the resolution, being greater than the requirement for at least 75%.

The detailed result of the poll was:

Votes	
For	154,385,565
Against	1,387,273
Total votes cast	155,772,838
Percentage in favour	99.11%

Members	
For	30,995
Against	608
Total members	31,603
Percentage in favour	98.08%

Details of the proxy votes exercisable by all proxies validly appointed are as follows:

Votes	
For	137,070,571
Against	1,144,711
Proxy's discretion	14,879,319
Total proxy votes	153,094,601
Abstain	296,671

2. Excluded AGL Shareholder Meeting

Alinta voted in favour of both resolutions and accordingly each resolution was passed by the required majority.

Paul McWilliams
AGL Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2006

TIME: 14:10:20

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholders approve AGL Scheme

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

October 6, 2006

AGL Shareholders approve AGL Scheme

The Australian Gas Light Company (AGL) shareholders have today agreed to create two sector leading energy and infrastructure companies by approving the merger of AGL's infrastructure assets with Alinta Limited and the subsequent separation of AGL Energy.

AGL Shareholders voted in favour of the Recommended Proposal which will create Australia's leading integrated energy company – the new AGL and Australia's largest energy infrastructure company – new Alinta.

Subject to the approval today of an interdependent Alinta Scheme of Arrangement by Alinta Shareholders and approval of the AGL and Alinta Schemes by a Federal Court hearing next Monday October 9, the new companies will begin trading on a deferred settlement basis on the Australian Stock Exchange next Thursday October 12, 2006.

Following official implementation of the AGL and Alinta Schemes, AGL shareholders will retain 100 per cent ownership of new AGL and a 44 per cent share of new Alinta receiving 58 shares in new Alinta for every 100 shares they currently own in AGL[1].

AGL Chairman Mark Johnson said the decision by shareholders to vote in favour of the Recommended Proposal marked a significant new stage in AGL's 169-year history and would unlock substantial additional growth opportunities for AGL Shareholders.

"This decision positions AGL Shareholders for continued growth in returns as they share in the future expansion of both new AGL and new Alinta. This is delivering a superior outcome to AGL's original demerger proposal," Mr Johnson said.

The AGL Board had unanimously recommended the proposal as in the best interests of AGL shareholders, a statement supported by independent expert Grant Samuel.

Dividends

Subject to Federal Court Approval of the Recommended Proposal, a stub dividend of 25.5 cents per share will now be paid on October 23, 2006 to AGL Shareholders.

As outlined in the Supplementary Booklet, dividends relating to the financial year to 30 June 2007 are expected to total 80 cents per AGL share fully franked comprising;

- 25.5 cents per share stub dividend
- 35.4 cents per share new AGL dividend
- 19.1 cents per share new Alinta dividend

[1] This equates to 0.5774 Alinta shares for every one AGL share currently owned

Key Shareholder Dates

9 October	Court Approval of AGL Scheme
12 October	new AGL and new Alinta commence trading on ASX (on a deferred settlement basis) new AGL code is AGK
16 October	Record Date for stub dividend
18 October	AGL Scheme Record Date
23 October	Stub dividend payment date
25 October	Transaction Implementation Date

For more information contact:

Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato, Cato Counsel
Direct: + 61 (0) 419 282 319

Analysts & Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2006

TIME: 10:06:08

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman Presentation AGL Scheme Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

scheme meeting 2006

AGL



6 October 2006

mark johnson – chairman



graham reaney



sir ron brierley



carolyn hewson



charles allen



max ould



david craig



paul anthony



recommended proposal



Now
After implementation of the Recommended Proposal
AGL Infrastructure Assets
AGL Energy
AGL
Alinta WA retail and WA cogeneration
Alinta infrastructure
Alinta
AGL Energy
AGL Energy
33%
AlintaAGL1
67%
AGL Infrastructure Assets
Alinta infrastructure
New Alinta

Note: 1. AGL Energy will initially have a 33% interest in AlintaAGL, but has an option to increase this interest to 100% over five years.

Source: AGL

Your AGL Directors unanimously recommend that you vote YES to the Recommended Proposal

new AGL



Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogas generation
Upstream gas
PNG Upstream Gas Project (10%)
1,500 PJ contracted,
terminating in 2028
Cooper Basin
605 PJ contracted,
terminating 2006,
2011, 2016
Moranbah Gas Project (50%)
LPG Assets
Elgas (50%)
HC Extractions
Bowen/Surat Basin
335 PJ contracted,
terminating 2020
QLD Customers
1,000 electricity
AGL Hydro NSW
(53 MW)
Sydney Basin
CSM Assets (50%)
145 PJ contracted,
terminating 2015
ActewAGL
Customers (50%)
107,000 gas
153,000 electricity
AlintaAGL,
WA Customers (33%)[1]
540,000 gas
1,000 electricity
SA Customers
53,000 gas
538,000 electricity
AlintaAGL Pinjarra 1
cogeneration
(33% of 140 MW)
Hallett
(180 MW)
Somerton
(150 MW)
AGL Hydro Vic
(593 MW)
NSW Customers
775,000 gas
192,000 electricity
VIC Customers
511,000 gas
711,000 electricity
Loy Yang A
(32.5% of 2,120 MW)
Gippsland Basin
1,200 PJ contracted,
terminating 2009, 2017
Other cogeneration (9 MW)
Landfill gas portfolio (14 MW)

Notes: 1. AGL Energy will initially have a 33% interest in AlintaAGL, but has an option to increase this interest to 100% over five years.
2. An additional 491 MW is currently under construction or development.

Sources: AGL Annual Report 2005, AGL Original Demerger Booklet, Alinta Annual Report 2005, AGL website

new Alinta



Key:
Cogeneration
Wind generation
Electricity distribution
Gas distribution
AlintaAGL, WA Customers (67%)[1]
540,000 gas
1,000 electricity
Asset Management (NSW, Vic, SA, Qld, ACT, NT, Tas & WA)
Alinta asset management
Agility asset management
Other Investments
Alinta Infrastructure Holdings (20%)
Australian Pipeline Trust (40.25%)[4]
Gas Valpo, Chile
WLPG, WA
Dampier to Bunbury Natural Gas Pipeline (14.3%)[2]
AlintaAGL Pinjarra 1 cogeneration[3] (67% of 140 MW)
AlintaGas network (74%)
Cawse cogeneration (16 MW)
AGL's Vic electricity distribution network
United Energy Distribution network (34%)
Wattle Point Wind Farm (91 MW)
AGL's NSW gas distribution network
ActewAGL gas and electricity distribution networks (50%)
Multinet gas distribution networks (20%)

Notes:
1. New Alinta will initially hold a 67% interest in AlintaAGL, but AGL Energy has an option to increase its initial 33% interest to 100% over five years.
2. As at 31 July 2006, Alinta held a 14.3% interest in the DBNGP which will increase to 20% upon completion of agreed capital contributions.
3. An additional 491 MW is currently under construction or development.
4. Under the Recommended Proposal, New Alinta will acquire AGL's 30% interest in the units of APT. The remaining 10.25% interest in the units of APT shown in this figure are at the date of this Booklet held by Alinta and are the subject of Takeovers Panel proceedings as described in Section 3.2(d).

Sources: AGL Annual Report 2005, AGL Original Demerger Booklet, Alinta Annual Report 2005; Alinta website.

enhanced shareholder value

- Enhances benefits of the original demerger
- AGL shareholders will receive a control value for the infrastructure assets merged into Alinta
- Existing AGL shareholders retain 100 per cent of the AGL Energy cost savings.
- New AGL and new Alinta should provide improved returns compared with your existing AGL holding.



independent expert

The Independent Expert has considered the Recommended Proposal and concluded it is in the best interests of AGL Shareholders

shareholder comments

- Effect on AGL shareholders
- Change in merger ratio
- Tax consequences for shareholders



AGL shareholders interests

If the Recommended Proposal proceeds and you hold 100 AGL shares, you will receive:

- 100 AGL Energy Shares
- 58 New Alinta Shares[1]



AGL
100 shares
If the Recommended Proposal proceeds
AGL
Energy
100 shares
New
Alinta
58 shares

Note: 1. Participating AGL Shareholders will receive 0.58 New Alinta Shares for every AGL share that they hold.

Source: AGL

change in merger ratio

- Original Exchange Ratio ≈ .631
- Adjustment 1
  - 12,000,000 <u>less</u> Alinta shares bought
  - $230,000,000 <u>less</u> debt assumed

  = More value retained in AGL
  = Lower exchange ratio ≈ .611
- Adjustment 2
  - Gas Valpo retained by AGL

  = $140,000,000 value retained
  = Lower exchange ratio ≈ .577

is this tax effective?

AGL anticipates that the Australian capital gains tax (**CGT**) consequences for most Australian tax resident AGL Shareholders should be as shown below.

	Is CGT payable as a result of the Recommended Proposal?	What is the cost base of your AGL Energy Shares and New Alinta Shares?	When do you acquire your AGL Energy Shares and New Alinta Shares for CGT purposes?
Pre-CGT AGL Shares (ie shares acquired before 20 September 1985)	No	The **market value** of your AGL Shares at the time of the Recommended Proposal will be split between the AGL Energy Shares and the New Alinta Shares you will receive under the Recommended Proposal.	AGL Energy Shares – on the Transaction Implementation Date. New Alinta Shares – on the Transaction Implementation Date.
Post-CGT AGL Shares (ie shares acquired after 19 September 1985)	No	The **existing cost base** in AGL Shares will be split between the AGL Energy Shares and the New Alinta Shares you will receive under the Recommended Proposal. Details on how to do this should be available on the ATO website in time for completion of your 2007 income tax return.	AGL Energy Shares – on the Transaction Implementation Date. New Alinta Shares – on the date you acquired your AGL Shares.

See: page 33 of Part I and pages 169–178 of Part II

directors' view

Your AGL Directors unanimously recommend that you vote YES to the Recommended Proposal

special business

Shareholders to vote on Scheme of Arrangement proposed between the Company and the holders of its ordinary shares.



AGL

"That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value as follows

*"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

*as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."*

AGL

"That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia."

shareholder questions



proxy votes summary

to approve the AGL scheme of arrangement

	For	Against	Discretionary	Abstain
Resolution 1:	134,114,594	1,164,132	15,514,275	332,306
Resolution 2:	137,070,571	1,144,711	14,879,319	296,671

Resolution 1
Chairman's Discretion
14,200,947

Resolution 2
Chairman's Discretion
13,564,840

resolution

Voting on resolutions now taking place

scheme meeting 2006

AGL



6 October 2006

scheme meeting

The AGL scheme meeting has now concluded.

The information session will commence at 2pm.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2006

TIME: 10:06:08

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman AGL Scheme Meeting Speech

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

The Australian Gas Light Company

SCHEME MEETING OF AGL SHAREHOLDERS (OTHER THAN ALINTA)

Order of Proceedings (including Chairman's Address)

Friday 6 October 2006, 10.30 am

AGL Scheme Meeting 2006
Chairman's Remarks[1]

Good morning Ladies and Gentlemen.

Welcome to this Scheme Meeting of AGL Shareholders. This meeting has been convened in accordance with orders made by the Federal Court of Australia on 21 September 2006.

I am assured that the necessary quorum is present so I have much pleasure in declaring open this Scheme Meeting of The Australian Gas Light Company.

I am your Chairman, Mark Johnson, and I would like to welcome you all here today.

We are pursuing a fairly simple commercial objective – improved value for the owners of AGL.

We are doing this against a background of extensive negotiations with Alinta Limited and a complex legal background, including two takeover offers.

We are pursuing our objective, and resolving outstanding issues, in accordance with the Corporations Law and with

[1] City Recital Hall, Angel Place, Sydney.

orders made, at our request, by the Federal Court of Australia.

These are all important matters, all in your interests.

I hope I will have your patience, tolerance and support as we work our way through today's process and towards our objective.

You have all received a lot of information bearing on this meeting.

This includes the big Scheme booklet and some supplementary information.

So you already have a great deal of information about the meeting, the Scheme of Arrangement, the commercial reasons for the Scheme and a lot of supporting information.

Nevertheless, it is probably useful for me to outline the process here today.

There will be two Scheme Meetings held today.

This meeting is for all AGL Shareholders, other than Alinta Group Holdings, to consider the motions contained in the Notice of Meeting.

The second Scheme Meeting will be held at the conclusion of this meeting and it involves only Alinta. Alinta has been excluded from voting at this Scheme Meeting by virtue of its interest in AGL and the fact that the AGL shares which Alinta holds do not participate in the AGL Scheme.

The results of both Meetings will be reported to the Federal Court of Australia on 9 October.

The purpose of this meeting is to consider the motions to approve the Scheme of Arrangement before you today. A separate meeting of Alinta shareholders is being held in Perth today to approve the Alinta Scheme.

If the AGL Scheme and Alinta Scheme are approved by AGL and Alinta shareholders and the Federal Court of Australia, it will result in the commercial outcome we – your directors – think is in your interests – the owners of AGL.

That commercial outcome is in two separate and focussed energy companies in which you will hold shares – New AGL or AGL Energy as it will be known and New Alinta.

This Scheme Meeting is in addition to a Shareholder Information Session to consider the 2005/2006 Annual

Financial Statements. This Information Session will be held at 2pm this afternoon in this same venue.

We will talk about the performance of AGL at the Information Session this afternoon, so I will restrict my remarks to the business that is properly before this meeting – that is the AGL Scheme of Arrangement.

NOTICE OF MEETING

The Notice convening this Meeting is contained in the AGL Supplementary Scheme Booklet dated 21 September 2006 and has been sent to all registered Shareholders.

If there is no objection, I shall take the Notice as read? Thank you.

Before we start the formal business of the Meeting, let me introduce your Directors.

First, the non-executive Directors. Starting on my left we have:

Graham is Chairman of the Audit and Risk Management Committee.

Ron has been on the Board of AGL for around 20 years.

Today is his last day as a Director as he has indicated he wishes to resign following this afternoon's Information

meeting. He has served with great distinction and the Board has benefited from his vast commercial experience and judgement, particularly in recent times.

Ron has had an outstanding business career with accomplishments across a range of businesses. We will miss his insightful contribution and we wish Ron the very best in the future.

David joined the Board in 2005 and has made an great contribution in his relatively short time.

We are very disappointed that David has decided to leave the Board. He has recently been appointed as the Chief Financial Officer of the Commonwealth Bank of Australia, so you will understand this is a sensible and required decision.

We will miss David's contribution and on your behalf wish him the very best in the future. As with Ron, today is David's last day on the AGL Board.

Finally, we have Paul Anthony who joined us in April 2006 as Chief Executive Officer and Managing Director.

As many of you are aware he played a pivotal role in the transaction to create New AGL and merge our infrastructure business with Alinta.

He has wide experience in the energy industry, particularly in deregulated markets. He is insightful, decisive and a clear communicator. As your Board, we are very pleased to have him leading your company.

We also have with us the AGL Leadership Team, some of whom you may have met at previous Shareholder Meetings.

AGL's professional advisers – our lawyers, auditors, bankers and share registrars are on hand, to answer questions you may have.

The purpose of today's Meeting is for AGL Shareholders to consider, and if thought fit, pass two resolutions relating to the AGL Scheme of Arrangement.

The first resolution is that the Scheme of Arrangement proposed between the Company and the holders of its ordinary shares, as contained in the AGL Scheme Booklet dated 29 August 2006, is amended by varying the definition of Net Merger Value as set out in the Amended Scheme of Arrangement contained in the AGL Supplementary Scheme Booklet dated 21 September 2006.

This amendment is necessary to reflect a change to the consideration payable to AGL Shareholders, because Gas Valpo will now be owned by New AGL rather than New Alinta and is detailed in the Supplementary Scheme Booklet.

Put simply, it was originally agreed that Gas Valpo would go to Alinta, but after further negotiation it was agreed AGL would keep it. New AGL is a bit larger – and new Alinta a bit smaller – than originally agreed.

This means that you – the AGL shareholders – keep more value in AGL Energy, which you will own 100%.

It follows that AGL shareholders will get a little bit less of New Alinta, so the merger ratio is reduced. Rather than 61 shares, you will get 58 New Alinta shares for every 100 AGL shares you own.

The second resolution is in accordance with Section 411 of the Corporations Act, to approve the Amended Scheme of Arrangement as contained in the AGL Supplementary Scheme Booklet.

The Scheme Booklet was sent to you in early September and the Supplementary Scheme Booklet was sent to you in late September.

As shareholders you will have formed your own opinions.

What does your Board think?

Your Board is very pleased to put before you this valuable opportunity to own shares in two major Australian energy companies.

We have unanimously recommended you vote in favour of this Recommended Proposal.

The independent expert Grant Samuel has also concluded that the Recommended Proposal is in the best interests of AGL Shareholders.

The first company, New AGL, will be one of Australia's leading integrated energy companies.
It will include AGL's existing retail and power generation businesses, AGL's upstream gas portfolio, and an initial 33% interest in the Western Australian AlintaAGL energy business, with the option to increase that interest to 100% over 5 years.

When the Recommended Proposal is implemented AGL Shareholders will own 100% of New AGL.

Let me highlight four key points from the Scheme Booklet which details New AGL's commitment to endeavour to

deliver growth in earnings per share and total shareholder returns:

- First, New AGL will be in both the growth segments of the electricity and gas sector - upstream energy supply and "downstream" retail;
- Second, by matching upstream sources of energy and downstream retail demand, New AGL should have better management of wholesale price risk and be able to reduce earnings volatility;
- Third, New AGL will be one of the largest purchasers of wholesale energy in Australia, so it should be able to realise economies of scale and reduce cost of supply; and
- Fourth, New AGL expects that, by investing in systems and processes, its cost to serve its customers will be reduced and, because we have Australia's largest retail customer base, we will achieve economies of scale.

We expect to be able to use our extensive experience of operating in deregulated markets in managing wholesale energy market risk to deliver increased returns to Shareholders.

We will pursue growth opportunities in power generation and pursue strategic acquisitions to extract further value through the upstream and downstream energy supply chain.

An integrated energy portfolio is central to New AGL's ability to enhance the retail energy business.

It should allow better control over margins and provide the scale and diversity to allow us to expand into new markets such as Queensland and Western Australia.

The second company, New Alinta, will be Australia's largest energy infrastructure company listed on ASX combining the infrastructure assets and infrastructure management businesses of AGL and Alinta.

If the Recommended Proposal is implemented AGL Shareholders will own approximately 44% of New Alinta.

The Scheme Booklet outlines New Alinta's strategy of maximising shareholder returns by infrastructure ownership and operating an efficient asset management business.

In very round terms, Alinta already owns or manages about $7.5 billion in infrastructure assets.

When AGL's approximate $6.5 billion of infrastructure assets are added, New Alinta will have around $14 billion of assets under management, a national footprint, an expanded capital base and a strong balance sheet.

Alinta has a track record of acquiring, integrating and managing energy and infrastructure assets.

This is its core business.

New Alinta intends to continue this focus through concentration on operating efficiency and acquiring new and related growth opportunities.

Let me turn now to the reasons why the Board has unanimously recommended that you vote in favour of the Scheme of Arrangement.

- First, two leading Australian energy companies will be formed but with separate, focussed businesses.

  They will each have their own management expertise and business strategies.

  You will recall that the Board had previously recommended a proposal to separate, or demerge, the infrastructure business of AGL from the energy business of AGL.

  New Alinta is similar to the proposed AGL Infrastructure company so the current Recommended Proposal achieves the benefits of the original

demerger but enhances them because New Alinta will have access to greater synergies and economies of scale;

- Second, a control value will be realised for the AGL infrastructure assets and services business that are being merged with Alinta.

  This means AGL Shareholders have received a value for these assets commensurate with control passing to another party.

  As 44% shareholders in Alinta, AGL shareholders will participate in the cost savings and benefits of merging the infrastructure businesses;

- Third, AGL Energy expects to realise cost savings through clear focus on its activities and a reduction in overheads.

  You will receive all the benefit of these as you – the existing shareholders – continue to own 100% of New AGL; and

- Finally, New AGL and New Alinta, as focussed businesses, will each have more efficient capital structures than a conglomerate. This should lead to improved overall shareholder returns.

AGL retained Independent Expert Grant Samuel to examine the Recommended Proposal.

The role of the independent expert is to consider the advantages and disadvantages for AGL Shareholders of the Recommended Proposal and form a view about whether it is in the best interests of Shareholders.

You will have seen from the Scheme Booklet and the Supplementary Scheme Booklet that the Independent Expert has concluded that the Recommended Proposal is in the best interests of AGL Shareholders. Their reasons include:

- The Recommended Proposal resolves a situation that had the potential to reach a stalemate to the detriment of Shareholders in both AGL and Alinta;
- The proposal enhances the strategic and other benefits of the AGL Original Demerger Proposal;
- The proposal has the potential to result in substantial cost savings and other synergy benefits and it should result in an increase in attributable earnings and dividends;

- Overall the value exchange is on balance fair between the parties; and

- Whilst the proposal has certain disadvantages and risks which are not inconsequential, they do not outweigh the anticipated benefits.

In summary Grant Samuel believes that AGL Shareholders will be better off if the recommended proposal is implemented than if it is not.

It might be sensible at this point to make a few remarks in response to three issues that Shareholders have raised about the matter before today's meeting, that is the approval of the Scheme of Arrangement.

I will take them in turn.

First, what happens to my shareholding in AGL and what happens to dividend payments?

I have touched on this previously but let me attempt to explain it a little more clearly with this diagram.

If the Recommended Proposal is implemented, for every 100 AGL shares you own at the record date for the AGL

Scheme you will receive 100 shares in AGL Energy and approximately 58 shares[2] in New Alinta.

The booklet shows 61 shares, but now AGL is keeping Gas Valpo, rather than putting it into New Alinta. This means AGL shareholders get three less shares in Alinta for each 100 AGL shares they hold.

The last day AGL shares will trade in their own right is the day the Scheme of Arrangement for both AGL and Alinta becomes legally effective. This is expected to be 11 October. Deferred settlement trading in AGL Energy Shares and New Alinta Shares is anticipated to commence on 12 October.

There are other key legal steps between then and mid October detailed in the Scheme of Arrangement and Scheme Booklet.

You will receive transaction confirmation statements for AGL Energy and New Alinta shares and normal trading of these shares is expected to commence around 26 October.

You will have no restriction on your right to trade either of these shares.

Note:
2 Participating AGL Shareholders will receive 0.5771 New Alinta Shares for every AGL Share that they hold.

The second concerns the merger ratio. Specifically, why has the number of New Alinta shares you will receive for every 100 AGL shares you own changed from 63 – as we originally told you when we first announced the transaction with Alinta – to approximately 58?

There are two reasons for this change.

The second follows from the change I mentioned earlier that means AGL's Chilean gas distribution business will now be owned by New AGL rather than by New Alinta.

Neither of these changes reduces the value of the transaction for AGL shareholders.

Because it will begin its existence with less debt and more assets than was originally proposed, the value of New AGL will be increased.

AGL shareholders can expect to receive the same total value as was originally proposed.

However, a higher proportion of that value will now be reflected in your New AGL shares rather than in your New Alinta shares.

The essential nature of the Scheme is for AGL to transfer its infrastructure assets to Alinta for approximately $6.5

billion, and for AGL shareholders to receive Alinta shares for the balance of this value after a number of adjustments.

One of the adjustments required AGL to buy back the 90.9 million shares Alinta owned in AGL.

Alinta subsequently sold 12 million shares so AGL is now buying back only 78.9 million shares.

Less value – 12 million x $19.10 or $230 million less – is being transferred to Alinta.

Instead, it is being kept in AGL, so, in the merger exchange ratio, AGL shareholders get fewer Alinta shares, because they are keeping this $230 million in the company of which they own 100%.

Slide 17 sets out the calculation. Our CFO has the detailed calculations for those interested and it is clearly explained in the Scheme booklet, for example, at pages 2 and 3 of the Independent Experts Report.

Shareholders have asked about the tax consequences of the Scheme.

Pages 169 to 178 in the large Scheme booklet contains detailed advice from Greenwoods and Freehills.

Shareholders will be able to choose to take advantage of capital gains tax rollover relief.

This means that Shareholders who hold their AGL Shares on capital account will not pay any tax as a result of disposing of their AGL Shares and receiving New AGL Shares and New Alinta Shares.

AGL has received a draft Class Ruling from the Australian Taxation Office confirming this position.

We will make details of how to work out the cost bases of your New AGL Shares and New Alinta Shares on the New AGL website in time for completion of your 2007 tax returns.

I now need to deal with a technical matter related to tax.

A condition precedent of the AGL Scheme is that the Taxation Office has published the final Class Ruling by 8.00am on the Second Court Date. However, this condition may be waived with the consent of both AGL and Alinta.

AGL has received a draft Class Ruling, but the Taxation Office has advised that it will not be able to publish a final ruling by the Second Court Date – next Monday.

The Taxation Office has confirmed that the only reason it will not be able to do so is because the AGL Scheme includes a share buy-back.

Although the share buy-back element of the Scheme has no direct relevance to AGL Shareholders, the Taxation Office's policy is that it will not issue a final ruling until after completion of the buy-back.

Unfortunately, the Taxation Office did not notify AGL of this policy until after the Scheme Booklet was sent to Shareholders.

AGL is satisfied that the draft ruling will be issued as a final ruling within a few weeks of the Implementation Date and that the final ruling will not differ in any material respect from the draft ruling.

Accordingly, AGL intends waiving this condition precedent – the need for publication of the final ruling - and will request Alinta to waive it also.

AGL also intends agreeing to a request from Alinta to waive a similar condition applying to the Alinta Scheme.

The essential tax position is that, for almost everyone, roll over relief should apply and there will be no tax payable as a result of the Scheme being approved.

I think it follows from what I have told you that, in the view of your Board, the Recommended Proposal - which results in New AGL and New Alinta - is in the best interests of AGL Shareholders.

We therefore unanimously recommend that you vote in favour of the Recommended Proposal by voting in favour of both of the resolutions to be considered today.

SPECIAL BUSINESS

Ladies & Gentlemen, I would like to turn specifically to the resolutions to be considered by this Meeting of AGL Shareholders.

The first item of business is the resolution that the Scheme of Arrangement proposed between the Company and the holders of its ordinary shares as contained in the AGL Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value as set out in the revised Scheme of Arrangement contained in the AGL Supplementary Scheme Booklet dated 21 September 2006.

I have explained that this amendment is necessary because AGL is retaining Gas Valpo, rather than Gas Valpo becoming part of New Alinta, with the consequential change to the merger ratio which we covered earlier.

The second item of business is the resolution, in accordance with Section 411 of the Corporations Act, for Shareholders to approve the Scheme of Arrangement proposed between the Company and the holders of its ordinary shares as amended by the first resolution and as contained in the Supplementary Scheme Booklet.

This is essentially the original resolution, to effect the Scheme, and to form New AGL and New Alinta.

The motions before the meeting are:

"1. *That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:*

> "***Net Merger Value*** *means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the ***Amended Scheme****)."*

2. *"That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."*

Does any Shareholder wish to speak to the motions?

OPEN TO SHAREHOLDER QUESTIONS

Opportunity for Shareholders questions..........................

I will now disclose the way in which proxy votes have been cast on this resolution. The proxy votes are on the screen.

I intend to cast the discretionary votes, given to me, in favour of each of the resolutions.

Before putting the motions to the meeting I would like to explain how the voting will happen and majority of votes required in favour of the motions.

For each resolution at this meeting to be passed, it must be approved by a majority in number of the AGL Shareholders (other than Alinta Group Holdings) voting (whether in person or by proxy) at this meeting, who must together hold at least 75% of the votes cast on the resolution.

This same voting threshold must also be satisfied at the separate scheme meeting at which only Alinta may vote which will follow this meeting. This separate meeting will consider the same two resolutions which are being considered at this meeting.

When I put the resolutions to the meeting, I will not ask for a show of hands.

It is essential that we provide a totally accurate account of today's proceedings to the Federal Court, which is supervising and which may sanction this Scheme, so I will direct that we move straight to a poll which requires you to complete the ***blue*** Voting Cards you received when registering for this meeting.

If you have previously provided a proxy but you or your corporate representative are attending today's meeting in person, your proxy will be cancelled and you or your

corporate representative should cast a vote at the meeting.

The Company Secretary and representatives of our scrutineer for this meeting, Deloitte, will be available to assist and provide directions as to the completion of Voting Cards. The Voting Cards will be collected at the conclusion of the polls.

The results of the votes at each Scheme Meeting will be announced to the Australian Stock Exchange and placed on the AGL website later today.

I now direct that a poll be taken on each Resolution and that the polls are to be taken concurrently.

Please complete your Voting Cards and put them into the collection boxes as they are brought around. If you have any questions, please ask the Company Secretary or representatives of our scrutineer.

Are there any ***blue*** Voting Cards that have not been collected?

Thank you - I now declare the poll on the Resolutions before the Scheme Meeting closed.

It is anticipated that it will take the Scrutineers approximately 40 minutes to count the votes. In light of this, I will now close the meeting but given the way that the proxies have been voted, it appears highly likely that each resolution will be passed by the necessary majorities. As I mentioned earlier, the outcome of the votes will be announced to the Australian Stock Exchange as soon as possible after the counting has been completed and I also anticipate informing shareholders of the outcome of the vote at the commencement of the Shareholder Information Session at 2pm this afternoon.

Shareholders should also note that the Second Court Hearing, at which AGL will seek orders from the Federal Court of Australia approving the AGL Scheme, will be held on 9 October 2006 at ***9:15am*** at the Law Courts Building, Queens Square, Sydney.

Conclusion

It only remains for me, on behalf of the Board, to thank you for attending and demonstrating your interest in AGL by taking part in this Meeting. I hope you will join the Directors and Management for light refreshments outside the auditorium.

I declare the Meeting closed. END....

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2006

TIME: 13:41:47

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Rel: Takes Further Steps on Sustainability

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

October 6, 2006

AGL takes further steps on Sustainability

The Australian Gas Light Company (AGL) has today highlighted steps taken over the past 12 months to become one of the largest renewable energy producers in Australia with almost half of AGL's electricity generation capacity now fuelled by renewable sources.

Launching its 2006 Sustainability Report, AGL has outlined the significant progress the company has made over the past year to make its business activities more sustainable. In particular, the report outlines how AGL is taking a leading role in reducing the greenhouse intensity of its electricity generation portfolio through strategic acquisitions such as Southern Hydro and other development opportunities.

"AGL has fully integrated sustainability into our business strategy, which has been demonstrated through a number of strategic investments over the past 12 months," AGL Managing Director and Chief Executive Paul Anthony said. "AGL is now one of the largest renewable energy producers in Australia and is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities".

AGL's third Sustainability Report details the company's investments in renewable and gas-fired generation, provides a transparent account of the company's greenhouse gas emissions and outlines efforts to increase the uptake of green energy products among customers.

"AGL has established a fully transparent process for reporting the greenhouse impact of our energy supply activities which contributes to determining the continued steps the company must take to prepare for a carbon-constrained future," Mr Anthony added.

"In addition, AGL also contributed substantially to the climate change debate by teaming with WWF and Frontier Economics to provide the first pragmatic economic evaluation of the cost and the different approaches that could be taken to reduce greenhouse emissions in the Australian electricity industry."

AGL also took further significant steps in the area of social responsibility by continuing to support the community through its *Energy for Life* program and through other initiatives such as its national hardship program *Staying Connected*.

Staying Connected has been further enhanced to improve customer interaction so there is now greater awareness of the program among social welfare and customer advocacy groups and an enhanced internal process for the earlier identification of eligible customers.

"AGL has successfully assisted an increased number of our residential customers to overcome energy-related debt through our *Staying Connected* Program. AGL will continue to work closely with governments, customers and community organisations to develop an agreed and consistent approach to addressing the issue of hardship," Mr Anthony said.

2006 Sustainability Report Highlights

- Became one of the largest renewable energy producers in Australia, with almost half of AGL's generation capacity now being fuelled by renewable sources (over 740 MW).

- Contributed significantly to the public debate about greenhouse policy with the launch of a major study with WWF-Australia and Frontier Economics about the potential pathways for and costs of reducing emissions in the Australian electricity sector

- Increased the number of AGL's accredited green residential energy customers to over 27,000 nationally
- Abated over 260,000 tonnes CO_2e of greenhouse gas through our landfill and biogas generation and flaring projects, the equivalent of taking around 68,000 cars off the road for one year
- Launched a major business transformation program to improve all elements of our business performance to ensure that we continue to deliver good service to our customers
- Invested $62 million on renewing and upgrading our networks to ensure continued reliability of energy supply
- Reduced Ombudsman cases by 20 per cent nationally
- Increase the number of customers participating in Staying Connected to 15,151 (up 34% from last year)
- Helped homeless accommodation services provide over 130,000 warm winter nights, and carried out energy efficiency audits at 12 homeless accommodation facilities through our *Warmth in Winter* program
- Extended AGL's *Energy Matters* energy efficiency community program to Sydney's south western suburb of Airds following a highly successful pilot at nearby Claymore
- Increased the number of charities AGL supports through the *Employee Giving* program from 10 to 17, in response to employee feedback
- Increased the number of employees volunteering their time or professional skills to help others in the community through our *Employee Volunteering* program to 600
- Secured national accreditation from the Australian Breastfeeding Association for breast-feeding facilities at all AGL sites.

Mr Anthony said the new AGL, to be established following shareholder approval of a proposal to merge AGL's infrastructure assets with Alinta Limited which is being considered by AGL Shareholders today, would continue to invest in sustainable opportunities across the energy supply chain.

"The new AGL is taking the opportunity to restructure its business to ensure the new company has the right people, processes, strategy and framework in place to continue to enhance shareholder returns, deliver quality service to our customers and support the communities in which we operate," Mr Anthony concluded.

In particular, new AGL had a number of targeted objectives for the 2006/07 financial year including:

- Progressing new low emission and renewable generation interests including the Hallett wind farm and Bogong hydro power station, as well as the proposed Townsville and Leafs Gully gas-fired generation plants
- Increasing the number of residential electricity customers on green renewable products to 30,000 nationally
- Consolidating improvements to the *Staying Connected* program
- Raising the volunteering participation rate among employees to 30 per cent

Copies of the AGL Sustainability Report are available on the AGL website at www.agl.com.au.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2006

TIME: 13:50:37

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman & MD Presentation Information Session

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

shareholder information meeting



6 October 2006

mark johnson – chairman



board of directors


Graham Reaney


Sir Ron Brierley


Carolyn Hewson


Charles Allen


Max Ould


David Craig


Paul Anthony

external auditor

Deloitte Touche Tohmatsu

Deloitte.

board succession


Jerry Maycock


Sandra McPhee

annual report 2006



The Australian Gas Light Company
powering.
AGL

sustainability report 2006



The Australian Gas Light Company 2006 Sustainability Report
integration.
AGL

paul anthony – managing director



2006 full year results

a year in review

- Solid performance from retail business
  - –Intensely competitive market
  - –Effectively maintained leading Australian market share: ~30%
  - –EBIT to sales margin 7.7% up from 6.6%
  - –Additional ~60,000 higher value dual fuel accounts
- Enhanced, integrated merchant portfolio exceeding expectations
  - –Existing businesses improve operating and financial performance
  - –New businesses integrated to plan and delivering portfolio benefits
- PNG Australian Pipeline: scaling back FEED following delays in firming final load – subsequent FEED write-off
  - –Currently working on revised, incremental pipeline route



2006 financial highlights

underlying profit*



+16.7%
370.3
432.1
$m
2005
2006

earnings per share*



+16.8%
81.1
94.7
cents
2005
2006

* From continuing operations and excluding significant items

dividends



63
67.5
Final Div 32¢
Franked 100%
Interim Div 31¢
Franked 90.3%
Final Div 36.5¢
Franked 100%
Interim Div 31¢
Franked 100%
cents per share
2005
2006

2006 financial overview
(excluding significant items)

12 months to ($m)	June 2006	June 2005	Change %
EBITDA	982.8	781.1	+25.8
EBIT	777.2	621.4	+25.1
Finance Costs	(143.8)	(89.2)	+61.2
Profit before tax	633.4	532.2	+19.0
Income tax expense	(201.3)	(161.9)	+24.3
Net profit (from continuing operations)	432.1	370.3	+16.7
Underlying basic EPS (continuing operations)	94.7c	81.1c	+16.8
Final dividend per share	36.5c	32.0c	+14.1
Franking %	100	100	

share price performance



AGL share price
All Ordinaries
$22.03 Closing share price 05-Oct-06
$14.50 Closing share price 28-Oct-05
+~52%
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Jul/06
Aug/06
Sep/06

brief overview of new AGL

strategy

- establish cornerstone positions in both upstream supply and downstream retail for electricity and gas
- extract value from opportunities along dual supply chains as hunters and gatherers
- achieve robustness and diversification through multiple profit pools
- cover base risk and price exposure by an integrated approach



upstream supply
downstream retail
electricity
gas

new AGL

strengths

- highly experienced at operating in deregulated markets
- Australia's largest retailer of gas, electricity and related services
  - ~ 2.8m customer accounts (~1.1m dual fuel) across NSW, Victoria, South Australia and Queensland
  - ~ 0.8m customer accounts through JVs
- no regulatory assets in asset base
- significant scale, brand strength and heritage
- strong entry balance sheet offering growth potential and increasing shareholder returns
- robust asset portfolio and opportunity to grow in new carbon-constrained environment
- strong natural hedge to our customer base with opportunity to grow through further integration upstream



new AGL income statement

new AGL	Year ended 30 June 2006 Pro forma $m	Year ended 30 June 2007 Pro forma $m
EBITDA	535	746
EBIT	437	573
Finance Costs[1]	31	-61
Profit before tax	468	512
Tax	-151	-191
Profit after tax	317	321
EPS (cents)[2]	69.5	79.8

1. The 2006 pro forma finance costs are based on new AGL net debt calculated as the difference between total AGL net debt, less the AGL Infrastructure assets agreed net debt under the Recommended Proposal of $3,104 million.
2. EPS for the year ended 30 June 2006 is based on weighted average shares outstanding of approximately 456.1 million. The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Recommended Proposal

N.B.: A$m

powering growth

- 2,700mw of new clean *burn generation* project under review
- Further potential for acquisitive growth

- Rapidly increasing position as equity player upstream
  - -PNG
  - -Moranbah
  - -Sydney Gas
- Further potential for acquisitive growth



- Bidding on 800,000 retail customers in Queensland
- Opportunity to convert 550,000 WA gas customers to electrical customers

- Significant gains in converting gas customers to gas & electric
- New growth in recent acquisition of WA Retail

growth platform skills to succeed across gas and electric chain

powering efficiency and effectiveness


2250
FTEs inc. contractors
-50%
Overhead
Merchant
Retail
2006
2007
2008


OPEX/Customer to serve.
$91
$68
$?
today
post Phoenix
further savings

Carefully targeted cost savings of $60 – $70M identified in Scheme Booklet and new initiatives already instigated to achieve further savings over the above.

earnings outlook

strong earnings[1] growth to drive TSR

- strategy to target high growth energy sectors
- operating scale advantages
- value-adding inorganic growth opportunities
- cost saving initiatives
- medium term forecast 15% compound growth in EPS with target 60% dividend payout ratio, fully franked

EBITDA[2] ($m)


annual growth ~40%
535
746
2006
2007

earnings per share (cents)


annual growth ~15%
69.5
79.8
2006
2007

1. forecast earnings are on a business as usual basis for new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after pro forma adjustments

mark johnson – chairman



questions & answers



AGL

shareholder information meeting



6 October 2006